Exhibit 99.1

Nord Anglia Education

Announces Shareholders’ Approval of Merger Agreement

HONG KONG, August 21, 2017 /PRNewswire/ — Nord Anglia Education, Inc. (NYSE: NORD) (“Nord Anglia Education” or the “Company”), the world’s leading premium schools organization, today announced that at an extraordinary general meeting of shareholders held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger dated as of April 25, 2017 (the “Merger Agreement”), among the Company, Bach Finance Limited (“Parent”) and Bach Acquisitions Limited (“Merger Sub”), a subsidiary of Parent, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”), and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company and a subsidiary of Parent in accordance with the Companies Law of the Cayman Islands.

93,375,883 ordinary shares were voted in person or by proxy at today’s extraordinary general meeting, representing approximately 90% of the Company’s total outstanding ordinary shares entitled to vote at the extraordinary general meeting. Of those ordinary shares, approximately 85% were voted in favor of the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger.

The parties expect to complete the Merger as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. If and when completed, the Merger would result in the Company becoming a privately-held company and its ordinary shares no longer being listed on the New York Stock Exchange. In addition, the Company’s ordinary shares will cease to be registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by terminology such as “if,” “will,” “expect,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include the expected timing of the completion of the Merger; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, including the Schedule 13E-3 transaction statement and the proxy statement attached thereto. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Nord Anglia Education, Inc.

Nord Anglia Education (NYSE: NORD) is the world’s leading premium schools organization. Our 46 international schools are located in China, Europe, the Middle East, Southeast Asia and North America. Together, they educate more than 39,000 students from kindergarten through to the end of secondary education.  We are driven by one unifying philosophy - we are ambitious of our students, our people and our family of schools. Our schools deliver a high quality education through a personalized approach enhanced with unique global opportunities to enable every student to succeed. We primarily operate in geographic markets with high foreign direct investment, large expatriate populations and rising disposable income. We believe that these factors contribute to high demand for premium schools and strong growth in our business.  Nord Anglia Education is headquartered in Hong Kong SAR, China. Our website is www.nordangliaeducation.com.

For further information, please contact:

Investors:
Vanessa Cardonnel
Corporate Finance and Investor Relations Director — Nord Anglia Education
Tel: +852 3951 1130
Email: vanessa.cardonnel@nordanglia.com

Media:
Brunswick Group
Tripp Kyle / Patricia Graue
Tel: +1 212 333 3810
Email: nordanglia@brunswickgroup.com

Sarah Doyle
Head of Brand — Nord Anglia Education
Tel: +852 3951 1144
Email: sarah.doyle@nordanglia.com